Exhibit 4.1

First Supplemental Indenture

Dated as of January 24, 2011

Supplement to the Indenture

Dated as of September 1, 1993

HCP, INC.,

Issuer

and

THE BANK OF NEW YORK MELLON

TRUST COMPANY, N.A.,

Trustee

i

FIRST SUPPLEMENTAL INDENTURE, dated as of January 24, 2011 (this “Supplemental Indenture”), by and between HCP, Inc. (formerly known as Health Care Property Investors, Inc.), a corporation duly organized and existing under the laws of the State of Maryland (the “Company”), and THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as successor trustee to The Bank of New York, a national banking association organized and existing under the laws of the United States of America, as Trustee under the Indenture (as hereinafter defined) (the “Trustee”).

RECITALS OF THE COMPANY

A.            The Company and the Trustee are parties to that certain Indenture, dated as of September 1, 1993 (the “Base Indenture”), as supplemented by this Supplemental Indenture (together with the Base Indenture, the “Indenture”).

B.            Under Section 901 of the Base Indenture, the Company and the Trustee are authorized to enter into one or more indentures supplemental to the Base Indenture, without the consent of the Holders of Securities, in order to change or eliminate any provisions in the Base Indenture with respect to all or any series of the Securities not then outstanding, provided that such supplemental indenture has been authorized by a Board Resolution.

C.            The execution and delivery of this Supplemental Indenture has been authorized by a Board Resolution.

D.            Concurrent with the execution hereof, the Company has caused its counsel to deliver to the Trustee an Opinion of Counsel pursuant to Sections 102 and 903 of the Base Indenture, together with the documents, including an Officers’ Certificate, required under Section 102 of the Base Indenture.

E.             The Company has done all things necessary to make this Supplemental Indenture a valid agreement of the Company, in accordance with its terms.

NOW, THEREFORE, the Company and the Trustee, intending to be legally bound hereby, agree, for the benefit of each other and for the equal and proportionate benefit of all Holders of any series of Securities not currently outstanding, as follows:

ARTICLE I

DEFINITIONS

Unless the context otherwise requires, capitalized terms used but not defined herein have the meaning set forth in the Base Indenture.  The following additional terms are hereby established for purposes of this Supplemental Indenture and shall have the meanings set forth in this Supplemental Indenture only for purposes of this Supplemental Indenture:

‘‘Annualized Consolidated EBITDA’’ means, for any quarter, the product of Consolidated EBITDA for such period of time multiplied by four.

‘‘Annualized Interest Expense’’ means, for any quarter, the Interest Expense for that quarter multiplied by four, provided that any nonrecurring item, as determined by the Company in good faith that is included in Interest Expense will be removed from such Interest Expense before such multiplication.

‘‘Consolidated EBITDA’’ means, for any period of time, the net income (loss) of the Company and its Subsidiaries, determined on a consolidated basis in accordance with GAAP for such period, before deductions for (without duplication):

(1)  Interest Expense;

(2)  taxes;

(3)  depreciation, amortization, and all other non-cash items, as determined reasonably and in good faith by the Company, deducted in arriving at net income (loss);

(4)  extraordinary items, including impairment charges;

(5)  non-recurring items or other unusual items, as determined reasonably and in good faith by the Company (including, without limitation, all prepayment penalties and all costs or fees incurred in connection with any debt financing or amendment thereto, acquisition, disposition, recapitalization or similar transaction (regardless of whether such transaction is completed));

(6)  noncontrolling interests;

(7)  income or expense attributable to transactions involving derivative instruments that do not qualify for hedge accounting in accordance with GAAP; and

(8)  gains or losses on dispositions of depreciable real estate investments, property valuation losses and impairment charges.

For purposes of calculating Consolidated EBITDA, all amounts shall be as determined reasonably and in good faith by the Company, and in accordance with GAAP except to the extent that GAAP is not applicable with respect to the determination of all non-cash and non-recurring items.

‘‘Consolidated Financial Statements’’ means, with respect to any Person, collectively, the consolidated financial statements and notes to those financial statements, of that Person and its subsidiaries prepared in accordance with GAAP.

‘‘GAAP’’ means generally accepted accounting principles in the United States, consistently applied, as in effect from time to time.

‘‘Incur’’ means, with respect to any Debt or other obligation of any Person, to create, assume, guarantee or otherwise become liable in respect of such Debt or other obligation, and ‘‘Incurrence’’ and ‘‘Incurred’’ have the meanings correlative to the foregoing.

‘‘Intercompany Debt’’ means, as of any date, Debt to which the only parties are the Company and any of its Subsidiaries as of such date; provided, however, that with respect to any such Debt of which the Company is the borrower, such Debt is subordinate in right of payment to the Securities.

‘‘Interest Expense’’ means, for any period of time, the aggregate amount of interest recorded in accordance with GAAP for such period by the Company and its Subsidiaries, but excluding (i) interest reserves funded from the proceeds of any loan, (ii) prepayment penalties, (iii) amortization of deferred financing costs, and (iv) non-cash swap ineffectiveness charges, in all cases as reflected in the applicable Consolidated Financial Statements.

‘‘Latest Completed Quarter’’ means, as of any date, the then most recently ended fiscal quarter of the Company for which Consolidated Financial Statements of the Company have been completed, it being understood that at any time when the Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files annual and quarterly reports with the Commission, the term ‘‘Latest Completed Quarter’’ shall be deemed to refer to the fiscal quarter covered by the Company’s most recently filed Quarterly Report on Form 10-Q, or, in the case of the last fiscal quarter of the year, the Company’s Annual Report on Form 10-K.

‘‘Real Estate Assets’’ means, as of any date, the real estate assets of such Person and its Subsidiaries on such date, on a consolidated basis determined in accordance with GAAP.

‘‘Secured Debt’’ means, as of any date, that portion of the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries as of that date that is secured by a Lien on properties or other assets of the Company or any of its Subsidiaries.

‘‘Total Assets’’ means, as of any date, the consolidated total assets of the Company and its Subsidiaries, as such amount would appear on a consolidated balance sheet of the Company prepared as of such date in accordance with GAAP. ‘‘Total Assets’’ shall include Undepreciated Real Estate Assets and all other assets but shall exclude goodwill, and shall include the proceeds of the Debt or Secured Debt to be Incurred.

‘‘Total Unencumbered Assets’’ means, as of any date, Undepreciated Real Estate Assets of the Company and its Subsidiaries that are not subject to any Lien which secures Debt of any of the Company and its Subsidiaries plus, without duplication, loan loss reserves relating thereto, accumulated depreciation thereon, plus all other assets of the Company and its Subsidiaries as all such amounts would appear on a consolidated balance sheet of the Company prepared as of such date in accordance with GAAP plus the proceeds of the Debt or Secured Debt to be Incurred; provided, however, that ‘‘Total Unencumbered Assets’’ does not include net real estate investments under unconsolidated joint ventures of the Company and its Subsidiaries and does not include goodwill.

‘‘Undepreciated Real Estate Assets’’ means, as of any date, the amount of real estate assets valued at original cost plus capital improvements.

‘‘Unsecured Debt’’ means, as of any date, that portion of the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries as of that date that is not Secured Debt.

The following terms have been previously defined in the Base Indenture.  The meanings ascribed to such terms in the Base Indenture shall be superseded, solely insofar as it relates to Securities issued on or after the date of the Supplemental Indenture, by the meanings established by this Supplemental Indenture with respect to any Securities issued pursuant to the Indenture on and after the date of this Supplemental Indenture:

‘‘Debt’’ means, as of any date (without duplication), all indebtedness and liabilities for borrowed money, secured or unsecured, of the Company and its Subsidiaries, including mortgages and other notes payable (including any Securities to the extent outstanding from time to time), but excluding any indebtedness, including mortgages and other notes payable, which is secured by cash, cash equivalents, or marketable securities or defeased (it being understood that cash collateral shall be deemed to include cash deposited with a trustee with respect to third party indebtedness), Intercompany Debt and all liabilities associated with customary exceptions to non-recourse indebtedness, such as for fraud, misapplication of funds, environmental indemnities, voluntary bankruptcy, collusive involuntary bankruptcy and other similar exceptions. It is understood that Debt shall not include any redeemable equity interest in the Company.

‘‘Lien’’ means (without duplication) any lien, mortgage, trust deed, deed of trust, deed to secure debt, pledge, security interest, assignment for collateral purposes, deposit arrangement, or other security agreement, excluding any right of setoff but including, without limitation, any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and any other like agreement granting or conveying a security interest; provided that, for purposes hereof, ‘‘Lien’’ shall not include any mortgage that has been defeased by the Company or any of its Subsidiaries in accordance with the provisions thereof through the deposit of cash, cash equivalents or marketable securities (it being understood that cash collateral shall be deemed to include cash deposited with a trustee with respect to third party indebtedness).

‘‘Person’’ means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

‘‘Subsidiary’’ means, with respect to any Person, a corporation, partnership association, joint venture, trust, limited liability company or other business entity which is required to be consolidated with such Person in accordance with GAAP.

The words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Supplemental Indenture as a whole and not to any particular Article, Section or other subdivision.

ARTICLE II

EVENTS OF DEFAULT

SECTION 201                Section 501(5) of the Base Indenture.

Section 501(5) of the Base Indenture is eliminated in its entirety and replaced, solely insofar as it relates to Securities issued on or after the date of this Supplemental Indenture, with the following with respect to any Securities issued pursuant to the Indenture on and after the date of this Supplemental Indenture:

“(5)        if any event of default as defined in any mortgage, indenture or instrument, under which there may be issued, or by which there may be secured or evidenced, any indebtedness of the Company (including obligations under Capitalized Leases) in an aggregate amount in excess of $50,000,000, whether such indebtedness now exists or shall hereafter be created, shall happen and shall result in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such acceleration shall not have been rescinded or annulled within ten days after there shall have been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series, a written notice specifying such event of default and requiring the Company to cause such acceleration to be rescinded or annulled.”

ARTICLE III

COVENANTS

SECTION 301                Section 1008 of the Base Indenture.

Section 1008 “Limitations on Incurrence of Obligations for Borrowed Money” of the Base Indenture is eliminated in its entirety and replaced, solely insofar as it relates to Securities issued on or after the date of this Supplemental Indenture, with the following with respect to any Securities issued pursuant to the Indenture on and after the date of this Supplemental Indenture:

“Section 1008. Limitations on the Incurrence of Debt.

(a)           The Company shall not, and shall not permit any of its Subsidiaries to, Incur any Debt if, immediately after giving effect to the Incurrence of such additional Debt and any other Debt Incurred since the end of the Latest Completed Quarter and the application of the net proceeds therefrom, the aggregate principal amount of all outstanding Debt would exceed 60% of the sum of (without duplication) (i) Total Assets as of the end of the Latest Completed Quarter and (ii) the purchase price of any Real Estate Assets or mortgages receivable acquired or to be acquired in exchange for proceeds of any securities offering, and the amount of any securities offering proceeds received (to the extent such proceeds were not used to acquire Real Estate

Assets or mortgages receivable or to reduce Debt), since the end of the Latest Completed Quarter.

(b)           The Company shall not, and shall not permit any of its Subsidiaries to, Incur any Secured Debt if, immediately after giving effect to the Incurrence of such additional Secured Debt and any other Secured Debt Incurred since the end of the Latest Completed Quarter and the application of the net proceeds therefrom, the aggregate principal amount of all outstanding Secured Debt would exceed 40% of the sum of (without duplication) (i) Total Assets as of the end of the Latest Completed Quarter and (ii) the purchase price of any Real Estate Assets or mortgages receivable acquired or to be acquired in exchange for proceeds of any securities offering, and the amount of any securities offering proceeds received (to the extent such proceeds were not used to acquire Real Estate Assets or mortgages receivable or to reduce Debt), since the end of the Latest Completed Quarter.

(c)           The Company shall not, and shall not permit any of its Subsidiaries to, Incur any Debt if, immediately after giving effect to the Incurrence of such additional Debt and any other Debt Incurred since the end of the Latest Completed Quarter and the application of the net proceeds therefrom, the ratio of Annualized Consolidated EBITDA to Annualized Interest Expense for the Latest Completed Quarter would be less than 1.50 to 1.00 on a pro forma basis and calculated on the assumption (without duplication) that:

(1) the additional Debt and any other Debt Incurred by the Company or any of its Subsidiaries since the first day of the Latest Completed Quarter to the date of determination, which was outstanding at the date of determination, had been Incurred at the beginning of that period and continued to be outstanding throughout that period, and the application of the net proceeds of such Debt, including to refinance other Debt, had occurred at the beginning of such period; provided that in determining the amount of Debt so Incurred, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period;

(2) the repayment or retirement of any other Debt repaid or retired by the Company or any of its Subsidiaries since the first day of the Latest Completed Quarter to the date of determination had occurred at the beginning of that period; provided that in determining the amount of Debt so repaid or retired, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period; and

(3) in the case of any acquisition or disposition of any asset or group of assets (including, without limitation, by merger, or stock or asset purchase or sale) or the placement of any assets in service or removal of any assets from service by the Company or any of its Subsidiaries since the first day of the Latest Completed Quarter to the date of determination, the acquisition, disposition, placement in service or removal from service and any related repayment or refinancing of Debt had occurred as of the first day of such period, with the appropriate adjustments to Annualized Consolidated EBITDA and Annualized Interest Expense with respect to the acquisition, disposition, placement in service or removal from service being included in that pro forma calculation.”

SECTION 302                Section 1010 of the Base Indenture.

The following language shall be added to the Base Indenture as new Section 1010:

“Section 1010.  Maintenance of Total Unencumbered Assets.

The Company and its Subsidiaries shall maintain at all times Total Unencumbered Assets of not less than 150% of the aggregate principal amount of all outstanding Unsecured Debt.”

ARTICLE IV

MISCELLANEOUS

SECTION 401                Application of Supplemental Indenture.

Each and every term and condition contained in this Supplemental Indenture that modifies, amends or supplements the terms and conditions of the  Base Indenture shall apply only to any series of Securities not Outstanding prior to the execution and delivery hereof, and shall not apply any series of Outstanding Securities as of the date hereof; provided, however, that each and every term and condition contained in this Supplemental Indenture shall apply to each of the series of Securities titled the “2.700% Senior Notes due 2014,” the “3.750% Senior Notes due 2016,” the “5.375% Senior Notes due 2021” and the “6.750% Senior Notes due 2041” of the Company issued on the date hereof or hereafter and each series of Securities issued after the date of this Supplemental Indenture.  Except as specifically amended and supplemented by, or to the extent inconsistent with, this Supplemental Indenture, the Indenture shall remain in full force and effect and is hereby ratified and confirmed.

SECTION 402                Effective Date of Supplemental Indenture.

This Supplemental Indenture shall be effective upon the execution and delivery hereof by each of the parties hereto.

SECTION 403                Counterparts.

This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed by their respective officers hereunto duly authorized, all as of the day and year first above written.

HCP, INC.,

By:	/s/ Thomas M. Herzog
Name:	Thomas M. Herzog
Title:	Executive Vice President and
Chief Financial Officer

THE BANK OF NEW YORK MELLON
TRUST COMPANY, N.A.,
as Trustee

By:	/s/ Raymond Torres
Name:	Raymond Torres
Title:	Senior Associate

[Signature Page to Supplemental Indenture]